FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
-

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned persons, arising from the purchase of Ordinary Shares on 4 April 2014 at a price of 1583.14 pence per Ordinary Share following the re-investment of dividends on shares held within an ISA:

Director/PDMR	Number of Shares	Connected Person	Number of Shares
Sir Andrew Witty	72	Lady C Witty	7
Mr S M Bicknell	97	-	-
Mr D S Redfern	18	-	-
Mrs V A Whyte	15	-	-

The Company and the above-mentioned persons were advised of this information on 8 April 2014.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

8 April 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 08, 2014

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc